UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K
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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2019
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PHILLIPS EDISON GROCERY CENTER REIT III, INC.
(Exact name of registrant as specified in its charter)
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Maryland	333-217924	32-0499883
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11501 Northlake Drive
Cincinnati, Ohio 45249
(Address of principal executive offices, including zip code)

(513) 554-1110
(Registrant's telephone number, including area code)

_______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:
☑     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
None	None	None
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☑

Item 1.01. Entry into a Material Definitive Agreement.
Entry into Merger Agreement. On September 3, 2019, Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation ("PECO III"), Phillips Edison & Company, Inc., a Maryland corporation ("PECO"), Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and subsidiary of PECO ("PECO OP" and, together with PECO, the "PECO Parties"), and REIT Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of PECO OP ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement", and the transactions contemplated by the Merger Agreement, collectively, the "Transactions"). PECO III is a publicly owned, non-traded real estate investment trust, co-sponsored by PECO and Griffin Capital Company, LLC ("Griffin") that is externally managed by an advisor jointly owned by affiliates of PECO and Griffin. The Merger Agreement, including the Merger Consideration (as defined in the Merger Agreement), was determined as a result of negotiations between PECO and a Special Committee (the "PECO III Special Committee") of independent members of the Board of Directors of PECO III (the "PECO III Board"), with the assistance of separate financial and legal advisors.
Merger and Surviving Entity. Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, pursuant to the Merger Agreement, PECO III will merge with and into Merger Sub, with Merger Sub being the surviving entity and a wholly owned subsidiary of PECO OP (the "Merger").
Merger Consideration. Pursuant to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger and by virtue of the Merger, each outstanding share of PECO III common stock and each fraction thereof, will be canceled and converted into the right to receive merger consideration per share as follows: (i) holders of PECO III Class A common stock, par value $0.01 per share ("Class A Stock"), will receive 0.6693 shares of PECO common stock, par value $0.01 per share ("PECO Common Stock") and $0.0939 in cash per each share of Class A Stock they hold; (ii) holders of PECO III Class I common stock, par value $0.01 per share ("Class I Stock"), will receive 0.7436 shares of PECO Common Stock and $0.0941 in cash per each share of Class I Stock they hold; and (iii) holders of PECO III Class T common stock, par value $0.01 per share ("Class T Stock"), will receive 0.7749 shares of PECO Common Stock and $0.0989 in cash per each share of Class T Stock they hold. All stockholders will have the ability to receive additional shares of PECO Common Stock in lieu of the cash portion of the merger consideration. The most recent estimated net asset value per share of PECO Common Stock is $11.10 per share. The merger consideration offered by PECO in the transaction to Class I and Class T stockholders is higher than Class A stockholders to account for the fact that these classes most recently paid a higher purchase price per share and have received fewer dividends to date than Class A stockholders.
Closing Conditions. The consummation of the Transactions is subject to the satisfaction or waiver of specified closing conditions, including (i) the approval of the Merger by the stockholders of PECO III, (ii) the approval of an amendment to PECO III's charter to remove certain limitations on roll-up transactions (the "Charter Amendment") by the stockholders of PECO III, (iii) the absence of certain legal impediments to the consummation of the Merger, (iv) the effectiveness of a registration statement on Form S-4 to be filed by PECO in connection with the Merger, (v) the delivery of a written legal opinion from PECO's counsel to the effect that PECO has been, and will continue to be, qualified and taxed as a REIT, (vi) the absence of a material adverse effect on either PECO (and its subsidiaries) or PECO III (and its subsidiaries) and (vii) compliance by the PECO Parties and PECO III with their respective obligations under the Merger Agreement.
Representations, Warranties and Covenants. The Merger Agreement contains certain customary representations, warranties and covenants concerning the PECO Parties and PECO III. These covenants include (i) each of PECO and PECO III conducting its business in all material respects in the ordinary course of business consistent with past practice, subject to certain exceptions, during the period between the execution of the Merger Agreement and the consummation of the Merger and (ii) PECO III convening a special meeting of stockholders to, among other things, seek the approval of the Merger, the Charter Amendment, and the other items to be approved in connection therewith.
Non-Solicitation. Under the Merger Agreement, subject to customary exceptions, PECO III has agreed not to, and to cause its subsidiaries not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal (as defined in the Merger Agreement); (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, or furnish to any other person or entity information or afford to any other person or entity access to the business, properties, assets or personnel of the acquired companies, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, a Competing Proposal; (iii) enter into any contract (including any letter of intent or agreement in principle) with respect to a Competing Proposal; (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any takeover statute (provided that, notwithstanding anything contained in the Merger Agreement to the contrary, PECO III may waive any provision that prohibits a confidential proposal being made to the PECO III Special Committee or the PECO III Board); or (v) otherwise knowingly facilitate any effort or attempt to make a Competing Proposal.
Adverse Recommendation Change. The Merger Agreement contains provisions providing that, subject to certain terms and conditions, the PECO III Board may effect a Company Adverse Recommendation Change (as defined in the Merger Agreement) with respect to the Transactions.
Termination and Reimbursement of Expenses. The Merger Agreement provides for certain customary termination rights for both PECO and PECO III, including (i) upon the failure to close by the Outside Date of July 3, 2020, (ii) upon the failure of PECO III to obtain approval of its stockholders for the Merger or the Charter Amendment; (iii) upon a material uncured breach by the other party that would cause the closing conditions under the Merger Agreement not to be satisfied; and (iv) upon PECO III's exercise of its fiduciary termination right or a Company Adverse Recommendation Change by the PECO III Board. Additionally, subject to the terms and conditions of the Merger Agreement, under certain circumstances in which the Merger Agreement may be terminated as specified in the Merger Agreement, PECO III will have to reimburse PECO for up to $900,000 of its documented reasonable out of pocket transaction expenses in connection with a termination of the Merger Agreement, including if the Merger Agreement is terminated due to the PECO III Board effecting a Company Adverse Recommendation Change prior to the receipt of the requisite PECO III stockholder approvals for the Transactions or to allow

PECO III to enter into a Company Acquisition Agreement that constitutes a Superior Proposal (in each case, as defined in the Merger Agreement).
Termination of Advisory Agreement. Effective immediately prior to the effective time of the Merger, PECO III and PECO will terminate or cause to be terminated, without liability or expense to PECO III or its subsidiaries, the Amended and Restated Advisory Agreement, dated as of May 8, 2018, by and among PECO III, Phillips Edison Grocery Center Operating Partnership III, L.P., a Delaware limited partnership, and PECO-Griffin REIT Advisor, LLC, a Delaware limited liability company (as amended by the First Amendment to Amended and Restated Advisory Agreement, dated as of November 9, 2018, and the Second Amendment to Amended and Restated Advisory Agreement, dated as of May 8, 2019).
Termination of Offering. Promptly upon the closing of the Merger, PECO III and the PECO Parties will cooperate to take or cause to be taken, all actions necessary to terminate its public offering, which commenced on May 8, 2018 (the "Offering") and was suspended effective June 14, 2019 in connection with conducting a strategic alternatives review process. Pursuant to the terms of the Merger Agreement, PECO III and its affiliates are prohibited through the closing of the Merger from incurring any material costs, fees or expenses of any third parties in connection with the Offering (other than fees incurred in connection with terminating the Offering).
Distributions. Pursuant to the terms of the Merger Agreement, through the closing of the Merger, PECO III may continue to authorize and pay distributions to stockholders in the ordinary course of business, provided that such distributions must be covered by PECO III's ongoing operating cash flows.
General
On September 3, 2019, the PECO III Special Committee unanimously recommended and the PECO III Board (with the unanimous vote of the independent directors) approved the Merger Agreement, the Merger, the Charter Amendment, and the other Transactions.
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about the PECO Parties or PECO III. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and have been made as of specific dates; were solely for the benefit of parties to the Merger Agreement; are not intended as statements of fact to be relied upon by PECO's stockholders or PECO III's stockholders, as applicable, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement attached hereto; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by PECO's stockholders and PECO III's stockholders. Accordingly, PECO's stockholders and PECO III's stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by PECO or PECO III.
Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
The PECO III Board authorized and approved the First Amendment to the Bylaws of PECO III (the "Bylaw Amendment") to add a new Article XIV designating the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division as the exclusive forum for certain legal actions related to the Company. The Bylaw Amendment is effective as of September 3, 2019.
The information set forth above with respect to the Bylaw Amendment does not purport to be complete in scope and is qualified in its entirety by the full text of the Bylaw Amendment, which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.
Item 8.01. Other Events.
On September 3, 2019, the PECO III Board declared a cash distribution for each of September and October 2019 to all holders of PECO III common stock of record at the close of business on September 16, 2019 and October 15, 2019, respectively, equal to $0.0085 per share, payable on or about October 1, 2019 and November 1, 2019, respectively.
On or around September 4, 2019, PECO III's co-sponsors (PECO and Griffin) began distributing to PECO III's financial advisors and broker dealers a letter announcing, among other things, PECO III's entry into the Merger Agreement and the commitments of PECO III's advisor and co-sponsors. A copy of the form of this letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
After the date hereof, PECO III expects to begin distributing to stockholders a letter announcing, among other things, PECO III's entry into the Merger Agreement and the commitments of PECO III's advisor and co-sponsors. Copies of the forms of the letters to Class A, Class I, and Class T stockholders are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving the PECO Parties and PECO III. The proposed transaction will be submitted to the stockholders of PECO III for their consideration. In connection with the proposed transaction, on September 4, 2019, PECO filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a proxy statement/prospectus and certain other documents regarding the proposed transaction. After the registration statement on Form S-4 has been declared effective by the SEC, a proxy statement/prospectus will be mailed to all PECO III stockholders. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC concerning the proposed transaction, free of charge, at the SEC's website at www.sec.gov. In addition, PECO III stockholders may obtain free copies of the documents filed with the SEC by PECO III by going to PECO III's website at www.grocerycenterreit3.com.
Interests of Participants
Information regarding PECO's directors and executive officers is set forth in PECO's proxy statement for its 2018 annual meeting of stockholders and its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which were filed with the SEC on March 29, 2019 and March 13, 2019, respectively. Information regarding PECO III's directors and executive officers is set forth in PECO III's Post Effective Amendment to Registration Statement on Form S-11 filed with the SEC on April 10, 2019. Additional information regarding persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in the proxy statement/prospectus filed by PECO with the SEC on September 4, 2019.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding the proposed transaction and the ability to consummate the proposed transaction and other anticipated benefits of the proposed transaction. PECO III intends for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about PECO III's and PECO's plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of PECO III's performance in future periods. Such forward-looking statements can generally be identified by the use of forward-looking terminology such as "may," "will," "would," "could," "should," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. PECO III makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this report, and does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Forward-looking statements involve significant known and unknown risks and uncertainties that may cause PECO's or PECO III's actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors: the failure to receive, on a timely basis or otherwise, the required approvals by PECO III's stockholders; the risk that a condition to closing of the proposed transaction may not be satisfied; PECO's continued payment of distributions at the current rate or at all; the ability and willingness of the combined company to complete a liquidity event, such as a listing of the shares of common stock of the combined company; each of PECO's and PECO III's ability, or the ability of the combined company, to pay down, refinance, restructure and/or extend its indebtedness as it becomes due; PECO's and PECO III's ability to consummate the Merger; the possibility that costs or difficulties related to the integration of PECO's and PECO III's operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of PECO or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the impact of legislative, regulatory and competitive changes and other risk factors discussed in each of PECO's and PECO III's reports filed from time to time with the SEC. There can be no assurance that the proposed transaction will in fact be consummated.
PECO and PECO III caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the proposed transaction, stockholders and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to PECO and PECO III or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.

Item  9.01.   Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description of Exhibit
2.1
Agreement and Plan of Merger, dated as of September 3, 2019, by and among Phillips Edison & Company, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P., REIT Merger Sub, LLC, and Phillips Edison Grocery Center REIT III, Inc.*

3.1	First Amendment to the Bylaws of Phillips Edison Grocery Center REIT III, Inc.
99.1	Form of Letter to Financial Advisors and Broker Dealers
99.2	Form of Letter to Class A Stockholders
99.3	Form of Letter to Class I Stockholders
99.4	Form of Letter to Class T Stockholders

*
Each of the PECO III disclosure letter and the PECO disclosure letter has been omitted pursuant to Item 601(b)(2) of Regulation S-K. PECO III hereby undertakes to furnish copies of the omitted disclosure letters supplementally upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS EDISON GROCERY CENTER REIT III, INC.

Dated: September 4, 2019	By:	/s/ R. Mark Addy
President and Chief Operating Officer